GUIDELINES TO CONDUCT IFS’ 2025 ANNUAL SHAREHOLDERS’ MEETING

The Board of Directors of Intercorp Financial Services Inc. ("IFS") has approved the Guidelines to Conduct IFS’ Annual Shareholders' Meeting, to enable the exercise of IFS’ shareholders rights at the 2025 Annual Shareholders' Meeting ("2025 ASM").

It is reported that this document is not a formal call nor a final agenda for the 2025 ASM. Therefore, it is intended solely for informative purposes, as well as to promote shareholder attendance.

1.
Call for the 2025 Annual Shareholders’ Meeting

The call for the 2025 ASM is part of the IFS’ Board of Directors role, as set forth under IFS’ Bylaws. For such purpose, a board meeting has been convened for March 18, 2025.

According to IFS' Bylaws, the Shareholders' Meeting must be called no less than five (5) calendar days and no more than sixty (60) calendar days prior to the scheduled date for the meeting.

Likewise, under the regulations of the Superintendencia del Mercado de Valores del Perú (Peru’s Securities and Exchange Commission, hereinafter “SMV”) and the Peruvian Civil Code, companies with securities registered with the Stock Market Public Registry of the SMV, must approve their individual or separate annual audited financial information, as well as their annual reports, both corresponding to fiscal year 2024, before March 31, 2025.

Therefore, the 2025 ASM must be called and held not later than March 31, 2025.

The call for the 2025 ASM will be published in Peru in the Official Gazette El Peruano and in a newspaper of wide circulation in Lima, and in Panama in the newspaper La Prensa. In addition, on the same day of the call for the 2025 ASM, we will publish a Significant Event notice (Hecho de Importancia) with the SMV and a Form 6-K with the Securities and Exchange Commission ("SEC") of the United States of America.

2.
2025 ASM mode

The 2025 ASM will be held, either on the date of the first or second call, in virtual mode, through videoconference.

3.
Publication of documents related to the 2025 ASM

Once the Board of Directors of IFS has formally called the 2025 ASM, IFS will make available to all its shareholders the documents mentioned on the agenda for such meeting. The documents will be available on IFS’ website.

4.
Shareholders entitled to attend and vote at the 2025 ASM

IFS shareholders entitled to attend, discuss and vote at the 2025 ASM will be those who:

(i)
Are registered as such with CAVALI S.A. I.C.L.V. (“CAVALI”) or in The Depository Trust Company (“DTC”), as the case may be, as of March 20, 2025 (“Record Date”); and,

(ii)
Can evidence their shareholder status as of the Record Date, in any of the following manners:

-
As to shareholders holding shares registered with CAVALI, IFS shall request CAVALI to issue a report with all shareholders registered with CAVALI as of the Record Date.

-
As to shareholders holding shares registered with DTC, shareholders shall send to IFS, within two (2) business days prior to the scheduled date for the 2025 ASM, a brokerage statement or any other similar document evidencing their ownership of IFS

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shares as of the Record Date. Once this period has elapsed, shareholders who have not provided the required evidence shall not be entitled to vote at the 2025 ASM.

5.
Shareholders direct attendance to the 2025 ASM

The shareholders that wish to attend the 2025 ASM shall send an e-mail to ir@intercorp.com.pe, at least two (2) business days hours prior to the scheduled date for the 2025 ASM, providing the following information:

i.
Full name or company name;
ii.
ID card or tax identification;
iii.
Number of shares owned;
iv.
Contact e-mail;
v.
Phone number;
vi.
Copy of the ID card or tax identification; and
vii.
Evidence of share ownership, as follows:

(a)
Shareholders holding shares registered with DTC, must send a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date; or

(b)
Shareholders holding shares registered with CAVALI will be verified by IFS through the report issued by CAVALI as of the Record Date.

The day preceding the 2025 ASM, IFS will send to the e-mail provided by the shareholder, the instructions for participating remotely in the 2025 ASM, and all the information required to access the meeting.

Shareholders who wish to participate in 2025 ASM by means of a proxy, must follow the procedure established in section 6 of this Guidelines.

6.
Attendance by Proxy to the 2025 ASM

Shareholders who are not able or do not wish to attend directly the 2025 ASM, may attend by proxy. The proxyholder need not be a shareholder.

For this purpose, the Board of Directors has drafted a sample proxy letter to be filled out by the shareholders, which clearly sets forth how each agenda item is to be voted by the proxyholder. A sample proxy letter is attached to this document, for reference only. The final wording of the proxy letter will be available on IFS’ website on or before March 21, 2025, once the Board of Directors has approved the final agenda for the 2025 ASM (“Final Proxy”).

On the Final Proxy, all agenda items must be voted indicating whether each vote has been cast for or against the agenda item, or if it is an abstain vote. Likewise, all blank spaces to be completed with the names of the proxyholder and his/her identity document number must be filled out for the proxy letter to be valid. In case the voting of any agenda item has not been indicated or if any spaces have been left blank (including those for the proxyholder’s identity information), the proxy letter will not be accepted for the purposes of attendance or voting at the 2025 ASM.

Shareholders who wish to participate in 2025 ASM by means of a proxy must send their Final Proxy to ir@intercorp.com.pe.

The Final Proxy must be sent to IFS from March 21, 2025, until two (2) business days prior to the scheduled date for the 2025 ASM. Once this period has elapsed, shareholders may no longer appoint a proxyholder for the 2025 ASM.

In addition, in case the shareholder is a legal entity, the shareholder must submit to IFS, at least two (2) business days before the scheduled date and time for the 2025 ASM, an incumbency certificate or any other similar document evidencing the legal capacity of the signatory of the Final Proxy to grant the Final Proxy.

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7.
Language

The 2025 ASM, either on the first or the second call, will be conducted in Spanish.

8.
Other matters

If you have any questions or concerns about these procedures, you may contact Cecilia Ramírez, Investor Relations Officer, at ir@intercorp.com.pe.

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Exhibit

SAMPLE PROXY LETTER

This document is for reference purposes only, and therefore it does not include the final agenda items to be voted on at the 2025 Annual Shareholders' Meeting. The final agenda, and therefore the final wording of the proxy letter, will be published on or before March 21, 2025, once the Board of Directors of IFS has formally called such meeting. Please make sure that you are using the final approved form of proxy letter with the final agenda, so that your proxy letter may be validly used.

[City], [Date], 2025

To

Intercorp Financial Services Inc.

Dear Sir/Madam,

[I]/[We] hereby authorize [full name of the representative]1, identified with [identity document] No. [identity document number], so that the latter, acting individually, may represent [name of shareholder] at the 2025 Annual Ordinary Shareholders' Meeting of Intercorp Financial Services Inc. ("IFS") to be held on first call on [date to be confirmed] and on second call on [date to be confirmed] both in virtual mode, through videoconference.

Mr./Mrs. [full name of proxyholder] is authorized to exercise on [my][our] behalf the voting rights in respect of [number of shares held] IFS shares at the aforementioned meeting, as set forth below:

N°	AGENDA	VOTE
		FOR	AGAINST	ABSTAIN
1	2024 Results Presentation. Proposal: To approve the 2024 Results Presentation.
2	Approval of the Annual Report for the fiscal year 2024. Proposal: To approve the Annual Report for the fiscal year 2024.
3

Approval of the audited individual and consolidated financial information (including financial statements) for the fiscal year 2024.

Proposal:

To approve the audited individual and consolidated financial information (including financial statements) for the fiscal year 2024.

4	Approval of Net Profit allocation and dividend distribution for the fiscal year 2024. Proposal: To approve the net profit allocation for the fiscal year 2024 and the distribution of profits as per the

1 Shareholders may designate as representative a director or executive officer in functions of IFS.

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policy approved at the Annual Shareholders’ meeting held on April 01, 2024.
5

Approval of Dividend Policy for the fiscal year 2025.

Proposal:

To approve a new dividend policy for IFS for the year 2025, establishing that at least [●]% of IFS’ net profit from the period shall be distributed among the shareholders, to be paid in one or more payments, provided that this dividend distribution policy does not violate any legal or financial requirements that IFS and/or its subsidiaries are required to meet, and provided economic-financial conditions allow for such distribution be made.

6	Election of the members of the Board of Directors for the 2025-2027 period.
Proposal: That the IFS’ Board of Directors for the 2025-2027 period be composed of seven (7) members with no alternates.
Proposal: That the IFS’ Board of Directors for the 2025-2027 period be composed of seven (7) members with no alternates.
Proposal: To appoint [•], identified with [•] No. [•] as a member and President of the IFS Board of Directors for a term of two (2) years from April 2025 to April 2027.
Proposal: To appoint [•], identified with [•] No. [•] as a member of the IFS Board of Directors for a term of two (2) years from April 2025 to April 2027.
Proposal: To appoint [•], identified with [•] No. [•] as a member of the IFS Board of Directors for a term of two (2) years from April 2025 to April 2027.
Proposal: To appoint [•], identified with [•] No. [•] as a member of the IFS Board of Directors for a term of two (2) years from April 2025 to April 2027.
Proposal: To appoint [•], identified with [•] No. [•] as a member of the IFS Board of Directors for a term of two (2) years from April 2025 to April 2027.
Proposal: To appoint [•], identified with [•] No. [•] as a member of the IFS Board of Directors for a term of two (2) years from April 2025 to April 2027.
Proposal:

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To appoint [•], identified with [•] No. [•] as a member of the IFS Board of Directors for a term of two (2) years from April 2025 to April 2027.
7

Approval of power of attorney to formalize the decisions approved at the 2025 Annual Shareholders’ Meeting.

Proposal:

To approve that [●], identified with [●] and [●], identified with [●], either of them, individually and with their sole signature, on behalf of IFS, may execute any public or private document, minutes or public deeds, of a clarifying, modifying, corrective or supplementary nature, that may be necessary to register the resolutions adopted in the meeting before the Public Registries both in Panama and Peru.

[Please place an ‘X’ in the box that represents your choice]

Sincerely,

[Name of Shareholder]

[Print Name] [Position]

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